OffGridBox, Inc.

Balance Sheet

As of December 31, 2024

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
1000 4008-Analysis Checking (new)	23,200.14
1010 Brex Cash Account - Primary Cash Account (0230) - 7	2,344.66
1040 Revolut 0427 Euro	1,000.70
1050 Revolut 0427 USD	2,655.23
1060 Petty Cash	3,797.28
Total Bank Accounts	**$32,998.01**
Accounts Receivable	
1100 Accounts Receivable (A/R) - USD	122,097.40
1110 Accounts Receivable (A/R) - EUR	0.00
Total Accounts Receivable	**$122,097.40**
Other Current Assets	
1200 Inventory/Stock	32,164.91
1210 Loan to Others	
1210.1 Loan to OGB Rwanda	129,530.06
1210.2 Loan to DAVIDE BONSIGNORE EUR	5,448.21
Total 1210 Loan to Others	**134,978.27**
1260 Undeposited Funds	0.00
Total Other Current Assets	**$167,143.18**
Total Current Assets	**$322,238.59**
Fixed Assets	
1370 Accumulated Depreciation	0.00
Total Fixed Assets	**$0.00**
TOTAL ASSETS	**$322,238.59**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
2000 Accounts Payable (A/P) - USD	26,729.57
2010 Accounts Payable (A/P) - EUR	2,102.63
Total Accounts Payable	**$28,832.20**
Credit Cards	
1030 Brex Card Account	0.00

OffGridBox, Inc.

Balance Sheet

As of December 31, 2024

	TOTAL
Total Credit Cards	**$0.00**
Other Current Liabilities	
2200 Salaries Payable	0.00
2200.1 Bas Berends	32,264.08
2200.2 Davide Bonsignore	11,385.98
2200.3 Emiliano Cecchini	18,557.73
2200.4 Jodie Wu	30,749.50
Total 2200 Salaries Payable	**92,957.29**
2300 Short Term Loan	
2300.1 Short Term Loan Jodie Wu	51,270.89
2300.2 Short Term Loan Justin Mtui	0.00
Total 2300 Short Term Loan	**51,270.89**
Total Other Current Liabilities	**$144,228.18**
Total Current Liabilities	**$173,060.38**
Long-Term Liabilities	
2500 Convertible Note	449,637.38
2500.1 Accrued Interest - Convertible Notes	150,395.21
2600 STICHTING DOEN	0.00
2600.1 Accrued Interest DOEN Loan	0.00
2700 Revenue Sharing Agreement	151,508.37
Total Long-Term Liabilities	**$751,540.96**
Total Liabilities	**$924,601.34**
Equity	
3010 Common Stock	100.00
3020 Retained Earnings	-671,779.26
3030 Techstars Equity	20,000.00
3040 NETCAPITAL Equity	12,479.97
Net Income	36,836.54
Total Equity	**$ -602,362.75**
TOTAL LIABILITIES AND EQUITY	**$322,238.59**